PRESS RELEASE

FOR IMMEDIATE RELEASE

August 21, 2006

EUROZINC MINING AND LUNDIN MINING TO MERGE TO

CREATE PREMIER COPPER AND ZINC PRODUCER

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The  merger creates a premier, diversified copper and zinc producer

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Four profitable mines operating in Portugal, Sweden and Ireland; with a fifth mine, Aljustrel, to commence production in the second half of 2007

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Annual production of approximately 450 million pounds (205,000 tonnes) of contained zinc and 200 million pounds (90,000 tonnes) of contained copper

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Strong balance sheet with US$270 million in cash and short-term investments, minimal long-term debt, and significant operating cash flow to facilitate an aggressive growth strategy

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Management team to reflect the collective strengths of both companies

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Existing EuroZinc and Lundin Mining shareholders will own approximately 56.7% and 43.3%, respectively, of the combined company

Vancouver – August 21, 2006 – EuroZinc Mining Corporation (“EuroZinc”) (TSX:EZM, AMEX:EZM) and Lundin Mining Corporation (“Lundin Mining”) (TSX:LUN, OMX:LUMI) today announced that they have entered into a definitive agreement to merge the two companies to create a new global mining company.  The combined company will be called Lundin Mining Corporation and will have a market capitalization of approximately US$3.0 billion (CDN$3.3 billion), creating one of the North American and European markets’ premier, diversified copper and zinc producers.  The combined company, upon closing, will remain listed on the Toronto, OMX (Stockholm) and AMEX (application required) stock exchanges.

Colin K. Benner, Vice-Chairman and Chief Executive Officer of EuroZinc, stated: “This merger adds significantly to both EuroZinc and Lundin Mining’s operating bases.  By combining the two companies, our collective strengths will allow us to further improve the significant operating cash flow from each of the operations.  The combined financial strength and collective expertise of our talented personnel will allow the new company to pursue global growth opportunities and fill the market void in the mid-tier mining sector. This combination of companies will increase shareholder value and provide greater sustainability for the future. We are very pleased and excited about the possibilities this merger affords our collective shareholders and see this as a major step in building a world-class mining house.”

Karl-Axel Waplan, President and Chief Executive Officer of Lundin Mining, added:  “The combined strengths of Lundin Mining and EuroZinc will allow an acceleration of both companies’ aggressive growth strategies.  The combined company will have a world-class portfolio of mining projects, the support of extensive shareholder bases in both North America and Europe, a very strong financial position with excellent cash flow, and a highly motivated management team – creating an exciting, powerful platform for rapid growth.  We have a clear vision of where we want the combined company to go and we intend to both maximize our existing assets and also continue to pursue other world-class opportunities globally with the clear objective of creating value for our shareholders in both the short and the long term.”

Diversified Copper and Zinc Production

Upon completion of the transaction, the combined company, Lundin Mining Corporation, will own and operate a portfolio of four profitable operating mines plus a fifth mine, Aljustrel, to be reopened for production in the second half of 2007.  All of the combined company’s mines are located in stable European jurisdictions: Portugal, Sweden, and Ireland.  The combined company will directly employ approximately 1,500 people.

Including the planned production at Aljustrel, production from the combined company’s operating mines is expected to be approximately 450 million pounds (205,000 tonnes) of contained zinc, 200 million pounds (90,000 tonnes) of contained copper, 175 million pounds (80,000 tonnes) of contained lead and 6 million ounces of contained silver on an annualized basis.

In addition to its breadth of operations, the combined company will have an extensive exploration and development portfolio.  Each of the existing mines is located within large land packages in prolific base metal belts.  Furthermore, through the proposed addition of the Metropol joint venture in Russia, the combined company will own or have an ownership interest in four of the world’s fifteen largest zinc deposits.  The combined management team is highly confident in the combined company’s ability to grow from its present portfolio through both acquisitions and organic opportunities.

Financial Strength to Facilitate Aggressive Growth Strategy

As at June 30, 2006, the combined company’s pro forma financial highlights include:

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cash and short-term investments of US$270 million

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total assets of US$2.4 billion

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long-term debt of US$43 million

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total revenue for the first six months of 2006 of US$462 million

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operating cash flow for the first six months of 2006 of US$203 million

This strong financial position will allow the combined company to pursue an aggressive international growth strategy in global base metals.

Management and Board Reflecting Collective Strength of Both Companies

Colin K. Benner will become Vice Chairman and Chief Executive Officer of the combined company and remain based in Vancouver.  Karl-Axel Waplan will become President and Chief Operating Officer of the combined company and remain based in Stockholm.

Both EuroZinc and Lundin Mining will be equally represented on the board of the combined company which, along with Colin K. Benner, will include Lukas Lundin as Chairman.

Transaction Details

The transaction will be executed through a plan of arrangement.  At closing, all EuroZinc common shares will be automatically exchanged at a ratio of 0.0952 Lundin Mining common shares for each EuroZinc common share.  Lundin Mining shareholders will continue to hold their existing common shares.  The combined company, Lundin Mining Corporation, will trade on the Toronto Stock Exchange, the OMX (Stockholm Stock Exchange) and will immediately make an application to be listed on the American Stock Exchange.

Existing EuroZinc and Lundin Mining shareholders will own approximately 56.7% and 43.3% (56.9% and 43.1%, fully diluted), respectively, of the combined company. The combined company will have approximately 94.3 million basic common shares (96.1 million fully diluted common shares) outstanding at the completion of the merger.

The board of directors of each company have each received a fairness opinion with respect to the transaction consideration and are recommending approval of the transaction by their respective shareholders.  The transaction is conditional upon the EuroZinc and Lundin Mining shareholders approving the transaction by 66.7% and 50.1%, respectively, as well as other customary conditions and regulatory approvals.  Special shareholder meetings for each company to vote on the transaction are expected to be held in October, 2006.  The transaction is expected to close by late October, 2006.

The definitive agreement includes a commitment by each of EuroZinc and Lundin Mining not to solicit alternative transactions to the merger.  Each company has agreed to pay a break fee to the other party of US$40 million under certain circumstances.  In addition, each company has granted the other party a right to match a competing offer.  Lundin family interests, holders of approximately 19.9% of Lundin Mining, and Resource Capital Funds, holder of approximately 9.9% of EuroZinc, have each pledged their support of the transaction.

Advisors and Counsel

EuroZinc’s financial advisor is National Bank Financial Inc.  Its counsel is Gowling Lafleur Henderson LLP, Burns & Levinson LLP, Advokatfirman Vinge KB, Arthur Cox and Coelho Ribeiro & Associados.

Lundin Mining’s financial advisor is Macquarie North America Ltd.  Its counsel is Cassels Brock & Blackwell LLP, McCullough O’Connor Irwin LLP, Linklaters Advokatbyrå, Shearman & Sterling LLP and Gonçalves Pereira, Castelo Branco & Associados.

Conference Call and Webcast Information

The two companies will hold a joint telephone conference call with an interactive presentation at 11:00 AM EST (17:00 PM CET and 08:00 AM PST) on August 21, 2006, where Colin K. Benner, Karl-Axel Waplan and Lukas Lundin will be discussing the transaction.  Please call in 5 minutes before the conference starts and stay on the line. An operator will be available to assist you.

Call-in number for the conference call (North America - Toll Free)

+1 866 239 0750

Call-in number for the conference call (North America)

+1 718 354 1158

Call-in number for the conference call (Europe)

+46 (0)8 5876 9445

To take part in the interactive presentation, please log on using this direct link:

https://www.livemeeting.com/cc/premconfeurope/join?id=9406606&role=attend&pw=Lundin or visit the website www.euvisioncast.com and login using the following information:

Meeting ID: 9406606#

Meeting Password: Lundin

The presentation slideshow will be available in PDF format for download from the EuroZinc and Lundin Mining websites (www.eurozinc.com and www.lundinmining.com) in advance of the conference call.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until August 27, 2006. The replay number in Europe is: +46 (0)8 5876 9441 and in North America: +1 718 354 1112.  To access the recording, please enter access code: 9406606#.

For further information please contact:

EuroZinc Mining Corporation

Lundin Mining Corporation

Colin K. Benner

Karl-Axel Waplan

Vice Chairman and Chief Executive Officer

President and Chief Executive Officer

Ron Ewing

Catarina Ihre

Executive Vice President, Corporate Affairs

Investor Relations (Europe)

Tel: +1 604 681 1337

Tel: +46 (0)8 5450 7470

Fax: +1 604 681 1339

Fax: +46 (0)8 5450 7471

Toll Free: +1 866 571 MINE

Cell: +46 70 510 4239 (Karl-Axel Waplan)

Cell: +1 778 389 3100 (Colin K. Benner)

Cell: +46 70 607 9263 (Catarina Ihre)

Troy Winsor

Sophia Shane

Investor Relations Manager

Investor Relations (North America)

Tel: +1 888 225 9662

Tel: +1 604 689 7842

About EuroZinc:

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally.  EuroZinc owns and operates the Neves-Corvo copper/zinc mine and the Aljustrel zinc/lead/silver mine. Both mines are located in southern Portugal and are approximately 40 km apart. The Aljustrel mine is currently on care and maintenance, however, the mine is expected to be in production during the second half of 2007 and is expected to be in full production by the second half of 2008.  EuroZinc’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange, both under the ticker “EZM”.

About Lundin Mining:

Lundin Mining is a fast growing base metals producer and an active explorer for minerals. The company owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining’s shares are listed on the Toronto Stock Exchange, under the ticker “LUN” and its SDRs on the Stockholm Stock Exchange O-list under the ticker “LUMI”.

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. In addition, there are no assurances that the merger described herein will be completed on the terms described herein or that the merger will be completed on time or at all, and may be more costly than anticipated.  The benefits of the merger may not be realized, on time, to the extent expected, or at all, and the combined company may not be successful in pursuing future growth.